Exhibit 99.1

Caledonia Mining Corporation
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated financial statements of Caledonia Mining Corporation (“Group”) have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated financial statements have not been reviewed by the Group’s auditors.

The unaudited condensed consolidated financial statements for the period ended June 30, 2014 were approved by the Board of Directors and signed on its behalf on August 11,  2014.

(Signed) S. E. Hayden	(Signed) S. R. Curtis

President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Condensed consolidated statements of profit or loss and other comprehensive income
For the 6 months ended June 30
(In thousands of Canadian dollars except for earnings per share amounts)
		For the 3 months ended June 30		For the 6 months ended June 30
	Note	2014	2013	2014	2013

Revenue		15, 555	17,190	32,618	36,408
Less: Royalty		(1,090)	(1,137)	(2,285)	(2, 486)
Production costs	6	(7,768)	(6,602)	(16 556)	(14,621)
Depreciation		(1,025)	(820)	(2,083)	(1, 623)
Gross profit		5,672	8,631	11,694	17,678
Administrative expenses	7	(1,760)	(3,377)	(3,607)	(4,552)
Foreign exchange (loss)/gain		(129)	-	128	-
Gain on sale of property, plant and equipment		5	-	5	-
Results from operating activities		3,788	5,254	8,220	13,126
Finance income		-	98	-	165
Finance cost		(29)	(232)	(70)	(363)
Net finance costs		(29)	(134)	(70)	(198)
Profit before income tax		3,759	5,120	8,150	12,928
Income and other tax expense		(1,237)	(1,375)	(2,537)	(3,653)
Profit for the period		2,522	3,745	5,613	9,275
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		(2,288)	1,720	(154)	2,547
Other comprehensive income for the period, net of income tax		(2,288)	1,720	(154)	2,547
Total comprehensive income for the period		234	5,465	5,459	11,822
Profit attributable to:
Shareholders of the Company		1,840	3,055	4,265	7,648
Non-controlling interests		682	690	1,348	1,627
Profit for the period		2,522	3,745	5,613	9,275
Total comprehensive income attributable to:
Shareholders of the Company		(426)	5,037	4,132	10,567
Non-controlling interests		660	428	1,327	1,255
Total comprehensive income for the period		234	5,465	5,459	11,822
Earnings per share
Basic earnings per share		$0.035	$0.058	$0.082	$0.147
Diluted earnings per share		$0.034	$0.058	$0.080	$0.146

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Condensed consolidated statements of financial position
(In thousands of Canadian dollars)
		Unaudited	Audited
As at		June 30,	December 31,
	Note	2014	2013
Assets
Property, plant and equipment	8	35,344	33,448
Total non-current assets		35,344	33,448

Inventories	9	6,840	6,866
Prepayments		258	177
Trade and other receivables	10	3,210	3,889
Cash and cash equivalents	11	25,842	25,222
Total current assets		36, 150	36,154
Total assets		71,494	69,602

Equity and liabilities
Share capital		57,607	57,607
Reserves		155,936	156,069
Accumulated deficit		(158,955)	(161,651)
Equity attributable to shareholders		54,588	52,025
Non-controlling interest		958	(51)
Total equity		55,546	51,974

Liabilities
Provisions		2,022	1,572
Deferred tax liability		8 503	8,522
Total non-current liabilities		10,525	10,094

Trade and other payables		4,254	4,600
Income taxes payable		1,169	1,138
Bank Overdraft	11	-	1,796
Total current liabilities		5,423	7,534
Total liabilities		15,948	17,628
Total equity and liabilities		71, 494	69,602

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Condensed consolidated statements of changes in equity
For the six months ended June 30
(expressed in thousands of Canadian dollars)

	Share Capital	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Accumulated Deficit	Total	Non-controlling interest (NCI)	Total Equity
Balance at December 31, 2012	197,137	5	(2,010)	-	15,682	(153,399)	57,415	(1,796)	55,619
Transactions with owners:
Reduction of stated capital	(140,000)	-	-	140,000	-	-	-	-	-
Dividend paid	-	-	-	-	-	(4,990)	(4,990)	(460)	(5,450)
Shares issued	470	-	-	-	-	-	470	-	470
Total comprehensive income:
Profit for the period	-	-	-	-	-	7,648	7,648	1,627	9,275
Other comprehensive income	-	-	2,919	-	-	-	2,919	(372)	2,547
Balance at June 30, 2013	57,607	5	909	140,000	15,682	(150,741)	63,462	(1,001)	62,461
Balance at December 31, 2013	57,607	-	319	140,000	15,750	(161,651)	52,025	(51)	51,974
Transactions with owners:
Dividend paid	-	-	-	-	-	(1,569)	(1,569)	(318)	(1,887)
Total comprehensive income:
Profit for the period	-	-	-	-	-	4,265	4,265	1,348	5,613
Other comprehensive income	-	-	(133)	-	-	-	(133)	(21)	(154)
Balance at June 30, 2014 Unaudited	57,607	-	186	140,000	15,750	(158,955)	54,588	958	55,546

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Condensed consolidated statements of cash flows
(In thousands of Canadian dollars)
For the six months ended June 30,
Unaudited		For the 3 months ended June 30		For the 6 months ended June 30
Cash flows from operating activities	Note	2014	2013	2014	2013

Cash generated by operating activities	12	3,528	5,784	10,396	11,219
Advance payment		-	(1, 018)	-	(1,987)
Interest received		-	98	-	165
Interest paid		(29)	(232)	(70)	(363)
Tax paid		(1,841)	(1,250)	(2,441)	(4,413)
Cash from operating activities		1,658	3, 382	7,885	4,621

Cash flows from investing activities
Property, plant and equipment additions		(1,550)	(3, 768)	(3,582)	(5,108)
Net cash used in investing activities		(1,550)	(3, 768)	(3,582)	(5,108)

Cash flows from financing activities
Dividend paid		(980)	(2,616)	(1,887)	(5,450)
Proceeds from shares issued		-	288	-	470
Net cash used in financing activities		(980)	(2,328)	(1,887)	(4,980)
Net increase/(decrease) in cash and cash equivalents		(872)	(2,714)	2,416	(5,467)
Cash and cash equivalents at beginning period		26, 714	25,189	23,426	27, 942
Cash and cash equivalents at end of period	11	25,842	22,475	25,842	22,475

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

1           Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. The Condensed Consolidated Financial Statements of the Group as at and for the three months ended June 30, 2014 comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:

•	equity-settled share-based payment arrangements are measured at fair value on grant date.

(c) Presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income.

3          Use of estimates and judgements - (continued)

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2013.

Accordingly, the accounting policy relating to the provision has been included below:

The condensed consolidated interim financial statements should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2013.

4          Significant accounting policies

Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2013. In addition, the accounting policies have been applied consistently by the Group entities.

(i) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market risk free rate applicable to the currency in which the liability will be incurred. The unwinding of the discount is recognised as finance cost.

(ii) Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.

Discount rates used are a pre-tax rate that reflects the risk free rate applicable to the currency in which the liability will be incurred and are used to calculate the net present value. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from production are charged to profit and loss for the period.  The costs of rehabilitation projects that were included in the rehabilitation provision are charged against the provision as incurred.  The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

5   Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•
A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket Mine undertook and paid a non-refundable donation of US$1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

The facilitation loans were declared by Caledonia Holdings Zimbabwe (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

5           Blanket Zimbabwe Indigenisation Transaction-(continued)

•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on  the facilitation loans including interest. At June 30, 2014 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•
The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at 30 June 2014 #	Dec, 31 2013
NIEEF	16%	3.2%	12.8%	11,742	11,742
Fremiro	15%	3.0%	12.0%	11,490	11,360
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,660	7,573
	51%	16.2%	24.8%	US$30,892	US$30,675

The balance on the facilitation loans is reconciled as follows:

USD 000’s
Subscription price funded on loan account – at 5 September 2012	30,090
Interest accrued	3,742
Dividends used to repay loans	(2,940)
Balance at June 30, 2014	30,892

*The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

5     Blanket Zimbabwe Indigenisation Transaction – (continued)

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding.  The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket Mine shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan is suspended.

The movement in the advance dividend loans is reconciled as follows in USD 000’s:

	NIEEF	Community Trust	Total
	US$	US$	US$
Balance at January 1, 2013	1,800	2,062	3,862
Paid	-	2,000	2,000
Interest accrued	-	346	346
Dividends used to repay advance dividends	(1,442)	(901)	(2,343)
Balance at December 31,2013	358	3,507	3,865
Paid	-	-	-
Interest accrued	-	187	187
Dividends used to repay advance dividends	(340)	(349)	(689)
Balance at June 30, 2014	18	3,345	3,363

6              Production costs

	2014	2013

Salaries and wages	5,487	4,897
Consumable materials	9,133	7,937
Site restoration	19	49
Exploration	229	160
Safety	265	340
On mine administration	1,423	1,238
	16,556	14,621

7              Administrative expenses

	2014	2013

Investor relations	227	228
Management contract fee	514	365
Professional consulting fees	418	6
Indigenisation costs in Zimbabwe	-	128
Audit fee	107	204
Legal fee and disbursements	278	262
Accounting services fee	16	18
Listing fees	248	197
Travel	191	171
Donation to scholarship fund and other donations	10	2,030
Directors fees	187	142
Salaries and wages	885	696
Zambian holding costs	346	-
Other	180	115
	3,607	4,552

8              Property, plant and equipment

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2013	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	3,240	2,695	4,451	979	85	288	11,738
Foreign exchange movement	378	971	1,031	1,151	25	149	3,705
Balance at December 31, 2013	8,152	14,991	16,320	21,476	1,306	2,219	64,464
Additions	-	992	1,191	1,349	47	3	3,582
Foreign exchange movement	232	104	62	134	20	137	689
Balance at June 30, 2014	8,384	16,087	17,573	22,959	1,373	2,359	68,735

8           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses

Balance at January 1, 2013	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	272	620	-	2,016	70	298	3,276
Impairment	399	-	13,713	91	-	-	14,203
Foreign exchange movement	85	178	620	20	11	73	987
Balance at December 31, 2013	1,734	2,826	14,333	9,886	1,063	1,174	31,016
Depreciation for the period	282	501	-	1,080	41	179	2,083
Foreign exchange movement	74	45	155	(48)	6	60	292
Balance at June 30, 2014	2,090	3,372	14,488	10,918	1,110	1,413	33,391
Carrying amounts
At December 31, 2013	6,418	12,165	1,987	11,590	243	1,045	33,448
At June 30, 2014	6,294	12,715	3,085	12,041	263	946	35,344

9              Inventories

		December 31
	2014	2013

Consumable stores	6,840	5,995
Gold in progress	-	871
	6,840	6,866

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

10              Trade and other receivables

		December 31
	2014	2013

Bullion sales receivable	1,712	1,662
VAT receivables	879	1,331
Deposits for stores and equipment and other receivables	619	896
Current portion	3,210	3,889

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

11              Cash and cash equivalents

	2014	December 31 2013

Bank balances	25,842	25,222
Cash and cash equivalents in the statement of financial position	25,842	25,222
Bank overdrafts used for cash management purposes	-	(1,796)
Cash and cash equivalents in the statement of cash flows	25,842	23,426

12                 Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2014	2013
	$	$
Profit for the six months	5,613	9,275
Adjustments for:
Net finance costs	70	198
Income tax expense	2,537	3,653
Site restoration	450	40
Depreciation	2,083	1,623
Foreign exchange	(629)	393
Cash generated by operations before working capital changes	10,124	15 182
Inventories	20	(154)
Prepayments	(81)	(112)
Trade and other receivables	679	(2,850)
Trade and other payables	(346)	(847)
Cash generated by operating activities	10, 396	11,219

13              Related parties

Transactions with key management personnel

Key management personnel compensation:

				Balance outstanding
	6 months to June 30,			As at June 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Management fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s President		449	303	-	-
Rent for office premises paid to a company owned by members of the President’s family.		18	19	-	-

On July 15, 2014 Caledonia served six months notice on Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Caledonia’s President and Chief Executive Officer.  Negotiations are in progress for alternative arrangements to secure the continuing services of the President and Chief Executive Officer.

We note that, because management compensation may be considered to be a related party transaction for purposes of the financial statements, the related party note to the audited financial statements may still continue to make reference to the Epicure contract.

14                Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Zimbabwe operating segments comprise an operating gold mine. The Zambia segments consist of the discontinued Nama copper project and cobalt project. The South Africa geographical segment comprises a gold mine under care and maintenance as well as sales made by Greenstone Management Services (Proprietary) Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	-	32,618	3,904	-	(3,904)	32,618
Royalty	-	(2,285)	-	-	-	(2,285)
Production costs	-	(16,635)	(3,663)	-	3,742	(16,556)
Management fee	-	(2,566)	2,566	-	-	-
Administrative expenses	(1,874)	(39)	(1,332)	(362)	-	(3,607)
Depreciation	-	(2,041)	(106)	-	64	(2,083)
Other income		-	5	-	-	5
Foreign exchange gain/(loss)	24	-	374	-	(270)	128
Finance expense	-	(70)	-	-	-	(70)
Segment profit before income tax	(1,850)	8,982	1,748	(362)	(368)	8,150
Income tax expense	(123)	(1,921)	(493)	-	-	(2,537)
Segment profit after income tax	(1,973)	7,061	1,255	(362)	(368)	5,613
Geographic segment assets:
Current assets	13,769	11,206	11,136	39	-	36,150
Property, Plant and Equipment	55	36,731	345	-	(1,787)	35,344
Intercompany assets	65,150	1,605	2,778	-	(69,533)	-
Expenditure on property, plant and equipment	-	3,628	26	-	(72)	3,582
Geographic segment liabilities :
Current liabilities	(138)	(3,767)	(1,518)	-	-	(5,423)
Non-current liabilities	-	(9,799)	(726)	-	-	(10,525)
Intercompany liabilities	(4,846)	(1,058)	(37,417)	(26,212)	69,533	-

14                      Operating Segments – (continued)

	Canada	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
External Revenue	-	36,408	4,518	-	(4,518)	36,408
Royalty	-	(2,486)	-	-	-	(2,486)
Production costs	-	(15,212)	(4,125)	-	4,716	(14,621)
Management fee	-	(2,389)	2,389	-	-	-
Administrative expenses	(1,494)	(2,188)	(767)	-	(62)	(4,511)
Depreciation	-	(1,723)	(12)	-	112	(1,623)
Finance income	12	153	-	-	-	165
Finance cost	-	(363)	-	-	-	(363)
Write down of mineral properties	-	(41)	-	-	-	(41)
Segment profit before income tax	(1,482)	12,159	2,003	-	248	12,928
Income tax expense	-	(2,961)	(692)	-	-	(3,653)
Segment profit after income tax	(1,482)	9,198	1,311	-	248	9,275
Geographic segment assets:
Current assets	14,442	12,800	6,513	44	(856)	32,943
Non- Current assets:
Property, Plant and Equipment	55	28,582	613	12,924	-	42,174
Expenditure on property, plant and equipment	-	3,699	6	1,554	(151)	5,108
Intercompany balances	58,857	-	4,841	-	(63,698)	-
Geographic segment liabilities:
Current liabilities	(350)	(3,964)	(1,365)	(7)	-	(5,686)
Non-current liabilities	-	(6,706)	(263)	-	-	(6,969)
Intercompany balances	(3,049)	(2,050)	(36,324)	(22,275)	63,698	-

Major customer

Revenues from Fidelity Printers and Refiners in Zimbabwe amounted to $32,618 for the period ended June 30, 2014. In 2013, revenue from the two refineries used amounted to  $36,408.

Directors and Management at August 11, 2014

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (2) (3) (4) (5) (7) - Chairman	S. E. Hayden
Non- executive Director	President and Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. E. Hayden (3) (4) (5) (6) (7)	S. R. Curtis
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (2) (5) (6) (7)	D. Roets (6) (7)
Retired Mining Engineer	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

S. R. Curtis (4) (5) (7)	Dr. T. Pearton (6) (7)
Vice-President Finance and Chief Financial officer	Vice-President Exploration
Johannesburg, South Africa	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (7)	J.M. Learmonth (5) (7)
Non- executive Director	Vice-President Business Development
New York, United States of America	Johannesburg, South Africa

R. Patricio (2) (3) (7)	DSA Corporate Services Inc.
Non- executive Director	Company Secretary
Toronto, Ontario, Canada	36 Toronto Street – Suite1000
Toronto, Ontario, M5C 2C5
J. Holtzhausen (1) (2) (5) (6) (7) - Chairman Audit Committee
Non- executive Director	Board Committees
Cape Town, South Africa	(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

CORPORATE DIRECTORY as at August 11, 2014

CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Borden Ladner Gervais LLP
Caledonia Mining Corporation	Suite 4100, Scotia Plaza
Suite 4009, 1 King West	40 King Street West
Toronto, Ontario M5H 1A1	Toronto, Ontario M5H 3Y4 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
info@caledoniamining.com	AUDITORS

South Africa	KPMG Inc.
Greenstone Management Services (Pty) Ltd.	85 Empire Road
P.O. Box 834	Parktown 2193
Saxonwold 2132	South Africa
South Africa	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554
REGISTRAR & TRANSFER AGENT
Zambia	Computershare
Caledonia Mining (Zambia) Limited	100 University Ave, 8th Floor,
P.O. Box 36604	Toronto, Ontario, M5J 2Y1
Lusaka, Zambia	Tel:+1 416 263 9483
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154
BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMAD
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Numis Securities Limited
The London Stock Exchange Building
CAPITALIZATION at August 11, 2014	10 Paternoster Square
Authorised: Unlimited	London EC4M 7LT
Shares, Warrants and Options Issued:	Tel: +44 207 260 1000
Common Shares: 52,117,908
Warrants: Nil	JOINT BROKERS (AIM)
Options: 2,796,920	Numis Securities Limited

SHARES LISTED	WH Ireland
Toronto Stock Exchange Symbol “CAL”	24 Martin Lane
NASDAQ OTCQX Symbol "CALVF"	London EC4R ODR
London “AIM” Market Symbol “CMCL”	Tel: +44 207 220 1751